X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740


02002630

December 3, 2001

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated December 3, 2001).

Thank you.

Sincerely,



Susannah Lam for X-Cal Resources Ltd.



X-Cal Resources Ltd.

TSE/XCL **December 3, 2001**

News Release

Annual Meeting Report
X-Cal Gold Claims in Major League

The Board of Directors proposed by management was elected at the Annual Meeting of the shareholders of X-Cal Resources Ltd.

Company President, Shawn Kennedy stated that "X-Cal's properties in Nevada are well located in the major leagues of gold in North America, where Franco Nevada, Newmont, Normandy, Anglo Gold, Barrick and Placer Dome all hold claims."

X-Cal's Mill Creek property, located in Lander County Nevada was described. It was reported that three major companies and an intermediate gold producer are expressing interest in the Mill Creek property. A proposal from one of the gold producers has been considered, but does not meet X-Cal's criteria in its present form. The Company is awaiting a revised proposal.

Excerpts from X-Cal's database for the Sleeper Gold Property, located in Humboldt County, Nevada, were displayed as proof that the high grade gold system at Sleeper is open both along strike and at depth. The Sleeper Gold Property covers 30 square miles and has one of the highest grade histories of any Nevada gold property.

The reasons why the major companies will face serious reserve replacement issues, when the current industry consolidations are completed, were stated. Mr. Kennedy suggested that X-Cal has been exploring the possibility of adding to its North central Nevada land holdings in anticipation of the reserve replacement necessities of the industry and pointed out that hundreds of millions of dollars has been invested for production infrastructure in this area.

The Snowbird Gold Deposit owned 100% by X-Cal, located at Fort St. James, BC was described.

The official opening of the Chinese Gold Exchange in Shanghai in January 2002 was mentioned as part of comments on the potential for higher gold prices.

At the conclusion of the question and answer period the shareholders were encouraged to retain contact with the Company throughout the year.

••••••••

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*